Exhibit 99.7

To:

Procaps Group S.A. - Board of Directors
9, rue De Bitbourg
L-1273 Luxembourg
Grand Duchy of Luxembourg
(the Company)

With a copy to its statutory auditor
Mr. Carlos Piocuda
78 B 201, Calle 80
080001, Barranquilla, Colombie

7 December 2023

Dear Sirs:

We refer to the email dated 4 December 2023 from Mr. Canio Corbo of CHL Capital addressed to the chairman of the board of directors of the Company, in which Mr. Corbo raised a number of issues in relation to the Company that had manifested themselves since September 2021, when the Company was listed as a foreign private issuer on the Nasdaq Global Market.

Mr. Corbo’s main concerns, as raised in his email are set out below. Hoche Partners Pharma Holding S.A. has carefully reviewed these concerns, analyzed the issues raised and fully endorses the conclusions.

1.	Despite the Company having being listed as a public company, it continues to be managed as if it were a “family company”.
2.	Since the listing date the Company has failed to put into place appropriate currency swaps to hedge the Company’s foreign exchange exposure to the Colombian Peso. This omission has resulted in the Company suffering significant losses caused by the depreciation of the Colombian currency.
3.	The Company has failed to meet the projections that it offered during the space roadshow by a significant margin and continues to miss its revised guidance.
4.	On 14 November 2023, the Company took the very unprofessional step of announcing that it was postponing the previously-announced earnings conference call (scheduled for November 16, 2023) to a later date.
5.	Ultimately, the cash generation of the Company is negative in 2023, and 2024 does not promise an improvement with the result that the leverage is running dangerously high.
6.	The Company has manifestly failed to execute its M&A strategy.

As a result of the above, Mr. Corbo of CHL Capital requested the immediate resignation of Mr. Ruben Minski as chairman and the appointment of a strategic leader to enable the Company to be operated as a publicly listed entity. It is noted that with effect from 2024 Mr. Jose Antonio Vieira has been appointed as the new Chief Executive Officer of the Company.

As a shareholder owning over 10% of the outstanding capital stock of the Company, we hereby request that the Board of Directors call a special shareholders meeting, to take place within one month of receipt of this letter, in accordance with Art. 9.2 of the articles of association of the Company and Art. 450-8 of the law of 10 August 1915 concerning commercial companies, as amended. The agenda for that special shareholders meeting shall include changing the entire Board of Directors and its Chairman. A new board should be appointed consisting of independent professionals with experience in the pharmaceutical and public companies listed for public trading in the United States. We thus require that the agenda be as follows:

1.	Revocation with effect as of the date of the shareholders’ meeting of all the members of the Board of Directors.
2.	Appointment with effect as of the date of the shareholders’ meeting of seven new members of the Board of Directors We are looking forward to the shareholders meeting. Sincerely,

Sincerely,

Hoche Partners Pharma Holding S.A.
Acting by its directors

/s/ Roman Jan Sokolowski

/s/ Peter Egan

/s/ Ariane Vansimpsen

Stonehage Fleming Corporate Services Luxembourg S.A.

cc: Mr. Patricio Vargas CFO